EXHIBIT 99.1
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P R E S S   R E L E A S E
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                       HARVEST ENERGY TRUST - NEWS RELEASE
                           (HTE.UN - TSX; HTE - NYSE)

          HARVEST ENERGY TRUST ANNOUNCES ENHANCED 2005 CAPITAL PROGRAM,
                  DISTRIBUTION DECLARATION AND INDEX INCLUSION
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CALGARY, OCTOBER 13, 2005 (TSX: HTE.UN; NYSE: HTE) - Harvest Energy Trust
("Harvest" or the "Trust") today announces it has increased its 2005 capital program from $110 million to $130 million. This 18% increase reflects the ongoing growth of Harvest's optimization and development inventory within its suite of assets.

"As our operational teams continued to identify development opportunities with high rates of return, we saw the need to expand our 2005 capital program," said Harvest's President, Jacob Roorda. "Our ability to invest in internal development programs is an excellent complement to our acquisition strategy in generating strong rates of return and sustainable distributions for Harvest unitholders."

Harvest also announces a cash distribution of C$0.35 per trust unit to be paid on November 15th, 2005 to unitholders of record on October 24th, 2005. Harvest trust units are expected to commence trading on an ex-distribution basis on October 20th, 2005. This distribution amount represents Distributable Cash earned in the month of October 2005.

The Trust has received notification from the Toronto Stock Exchange (TSX) that Harvest is one of the oil and gas royalty trusts selected for inclusion in the S&P/TSX Composite Index to be implemented in the coming months. The Composite Index is the TSX's most-watched index and inclusion therein is a reflection of Harvest's success, and is expected to provide increased liquidity for the Trust's units.

Harvest Energy Trust is a Calgary based energy trust actively managed to maintain or increase cash flow per unit through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the TSX under the symbol "HTE.UN" and on the New York Stock Exchange (NYSE) under the symbol "HTE". Please visit Harvest's recently updated website at www.harvestenergy.ca for additional corporate information.

INVESTOR & MEDIA CONTACTS:
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     JACOB ROORDA
      President              CORPORATE HEAD OFFICE:
                             Harvest Energy Trust
--------------------------   2100, 330 - 5th Avenue S.W.
      DAVID RAIN             Calgary, AB   Canada   T2P 0L4
 Vice President & CFO
                             PHONE: (403) 265-1178
--------------------------   TOLL FREE: (866) 666-1178
      CINDY GRAY             Fax: (403) 265-3490
  Investor Relations &       EMAIL:   information@harvestenergy.ca
 Communications Advisor      WEBSITE: www.harvestenergy.ca
  gray@harvestenergy.ca
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